UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

Silent Witness Enterprises Ltd.

6554 176 Street

Surrey, BC, Canada
V3S 4G5
(604) 574 1526
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X                Form 40-F

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                  No  X

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

SILENT WITNESS ENTERPRISES LTD.

Date: November 6, 2002	By: /s/ Michael Longinotti

Name: Michael Longinotti
Title: Chief Financial Officer

SILENT WITNESS ENTERPRISES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

To the Shareholders:

         Notice is hereby given that the Annual and Special General Meeting of the shareholders of Silent Witness Enterprises Ltd. (the “Company”) will be held at the Company’s Head Office at 6554 176 Street, Surrey, British Columbia, at 11:00 a.m. (Pacific time) on December 9, 2002, for the following purposes:

1.	To receive the report of the directors to the shareholders;

2.	To receive and consider the audited financial statements of the Company for the financial year ended July 31, 2002 and the report of the Auditors thereon;

3.	To elect directors for the ensuing year;

4.	To appoint the Auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the Auditors;

5.	To consider and, if thought advisable, to approve and reconfirm the Company’s Shareholder Rights Plan, as described in the accompanying Information Circular.

6.	To consider such other business as may properly be brought before the meeting.

         Whether or not you are able to attend the meeting, shareholders are requested to complete, sign and return the enclosed form of proxy. To be effective, proxies must be deposited with ComputerShare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 2B9 (facsimile 604-683-3694) by not later than 48 hours (excluding Saturdays, Sundays or holidays) before the time of the meeting or any adjournment thereof.

         DATED at Surrey, British Columbia as of the 4th day of November, 2002.

By Order of the Board of Directors

“R.K. (Rob) Bakshi” R.K. (Rob) Bakshi Chairman of the Board, President and Chief Executive Officer

SIGNATURES
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING
INFORMATION CIRCULAR
SOLICITATION OF PROXIES
PARTICULARS OF MATTERS TO BE ACTED UPON
EXECUTIVE COMPENSATION
Summary Compensation Table
Option/SAR Grants During The Most Recently Completed Financial Year
Aggregated Option and SAR Exercises During the Most Recently Completed Financial Year and Financial Year Option/SAR Values
Outstanding Stock Options and SARs
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
NORMAL COURSE ISSUER BID
GENERAL VOTING AND PROXY INFORMATION
APPROVAL OF CIRCULAR
ANNUAL AND SPECIAL GENERAL MEETING
Supplemental Mailing List and Request for Interim Financial Statements

SILENT WITNESS ENTERPRISES LTD.

INFORMATION CIRCULAR

Except as otherwise stated, the information in this circular is given as of October 15, 2002.

SOLICITATION OF PROXIES

         This Information Circular is furnished in connection with the solicitation of proxies by the management of Silent Witness Enterprises Ltd. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of the Company to be held on the date and at the time and place (including any adjournment thereof) and for the purposes set forth in the accompanying Notice of Annual and Special General Meeting. The solicitation will be primarily by mail, however proxies may also be solicited personally or by telephone or facsimile by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding Common Shares of the Company (“Common Shares” or “Shares”) in their names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial owners or obtaining proxies or voting instructions. The cost of solicitation will be borne by the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

         The directors of the Company are elected each year at the annual general meeting of the Company. The number of directors to be elected at the Meeting is seven. Each director holds office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or he or she becomes disqualified to act as a director.

         Management of the Company intends to nominate each of the persons named below for election as a director of the Company.

				Common
Name and Residence	Present Position with	Principal Occupation,	Director	Shares
of Nominee(1)	the Company	Business or Employment	Since	Held(2)

R.K. (Rob) Bakshi Surrey, British Columbia	Chairman of the Board, Chief Executive Officer, President and Director	Chief Executive Officer and President of the Company, April 1996 to present	August, 1986	224,836

John B. Zaozirny, Q.C(4) Calgary, Alberta	Director	Counsel, McCarthy Tétrault LLP	July, 1997	30,000

Herb C. Pinder, Jr.(4) Saskatoon, Saskatchewan	Director	President, Goal Group of Companies	July, 1998	5,600

				Common
Name and Residence	Present Position with	Principal Occupation,	Director	Shares
of Nominee(1)	the Company	Business or Employment	Since	Held(2)

David C. Shaw(3) London, Ontario	Director	Consultant; Professor, Richard Ivey School of Business, University of Western Ontario, July 1, 1968 to June 30, 2000	December, 1999	1,400

Paul A. Mirabelle(3) West Vancouver, British Columbia	Director	Executive Vice President, Business Transformation, Telus Corporation; January 2000 to present; Business Consultant with Boston Consulting Group in Australia, 1988 to 2000	January, 2001	Nil

Robert L. Phillips(4) Vancouver, British Columbia	Director	Group President and Chief Executive Officer, BCR Group of Companies, February 2001 to present; Vice President, Business Development and Strategy, MacMillan Bloedel Limited, March 1999 to February 2001	December, 2001	2,000

Adrian B. Ryans(3) London, Ontario	Director	President, Adrian B. Ryans & Associates Ltd., 2001 to present; Professor of Business Administration and Former Dean, Richard Ivey School of Business, 1981 to 2001.	December, 2001	500

NOTES

(1)	The information as to residence, principal occupation, business or employment and Common Shares held, to the extent not within the knowledge of the Company, has been provided by the respective nominee.

(2)	Includes Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)	Member of the Audit Committee.

(4)	Member of the Governance and Compensation Committee

         All of the nominees listed above are ordinarily resident in Canada.

         Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote at the Meeting for the election of the directors named above.

         Management of the Company is not aware that any of the above nominees will be unable or unwilling to serve, however, should management become aware of such an occurrence before the election of directors takes place at the Meeting, and if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom management, in its discretion, may select or to fix a different number of directors.

         Advance notice of the Meeting inviting nominations for directors of the Company was published in the Vancouver Sun newspaper on October 14, 2002. No other nominations for directors have been received by the Company as a result of such notice.

Appointment and Remuneration of Auditors

         Management proposes that KPMG LLP, Chartered Accountants (formerly KPMG) of Vancouver, British Columbia, be appointed as Auditors of the Company to hold office until the termination of the next annual general meeting of the Company and that the directors be authorized to fix their remuneration. KPMG LLP were first appointed as the Company’s Auditors in 1997.

         Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company, to hold office until the termination of the next annual general meeting of the Company, at a remuneration to be fixed by the directors of the Company.

Reconfirmation of Shareholder Rights Plan

         At the Meeting, shareholders will be asked to pass a resolution to approve and reconfirm the Company’s Shareholder Rights Plan (the “Rights Plan”).

         The Rights Plan was originally adopted by the Company pursuant to a shareholder rights plan agreement dated as of November 12, 1999 between the Company and Montreal Trust Company of Canada, as Rights agent. A copy of the Rights Plan Agreement is available from the Secretary of the Company and will be available at the Meeting. The Rights Plan was approved by shareholders at the Annual General Meeting of the Company held December 16, 1999.

         Under the terms of the Rights Plan Agreement, the Rights Plan must be reconfirmed by shareholders at every third Annual General Meeting following the 1999 Annual General Meeting and, if not reconfirmed, will terminate and be of no further force and effect.

         The terms and conditions of the Rights Plan conformed with the practices and protections advocated by numerous institutional investors and shareholder advocates when it was submitted to and approved by shareholders in 1999. The Rights Plan to be submitted for approval and ratification at this Meeting is identical in all respects to the Rights Plan approved in 1999. The Board of Directors of the Company has determined that the Rights Plan continues to be of benefit to and is in the best interest of shareholders and recommends that shareholders vote in favour of its reconfirmation.

Background and Purpose of the Rights Plan

         The Rights Plan was adopted to address the concern that the Canadian securities regulatory framework may not provide adequate protection to the Company’s shareholders in responding to an inadequate, unfair or coercive take-over bid for the Company’s outstanding Common Shares. Under existing Canadian law a take over bid is defined, in general terms, as an offer to acquire outstanding voting or equity securities of a company from persons or holders in Canada which would result in the offeror and persons acting in concert with it holding 20% or more of the outstanding shares of that class. Where a take-over bid is made, the offeror is obliged to make that offer to all shareholders by way of a formal take over bid circular, unless the take over bid is exempt from those requirements. Exemptions are available, for example, to permit the purchase of shares from not more than 5 persons in private transactions at a price not exceeding 115% of the prevailing market price or the purchase through a stock exchange of not more than 5% of the outstanding shares in any 12 month period. Where a formal take over bid is required to be made, securities legislation in Canada requires that the take-over bid remain open for acceptance for only 35 days.

         Where a formal offer is made, the Board of Directors of the Company does not believe that 35 days is sufficient to permit the Board to evaluate and respond to that offer and determine if it should pursue other alternatives to maximize shareholder value. The Rights Plan is meant to encourage a bidder to negotiate a “friendly” transaction with the Board or to make a bid that will remain open for a longer period of time.

         As well, under existing law, an offeror may purchase a significant block of shares or obtain effective control of the Company through a series of off-shore or private transactions with specific shareholders or “creeping” purchases in the market without having to make an equivalent offer available to all shareholders. The Rights Plan is meant to encourage such an offeror to make a formal bid to all shareholders that reflects the true value of the shares and to discourage creeping take-overs or transactions in which a “control premium” is not shared with all shareholders.

         The Board believes that the Rights Plan will assist in deterring unfair, coercive bid tactics and strategies that do not treat all shareholders fairly or equally.

         Shareholder rights plans in a form substantially similar to the Rights Plan have been adopted by many other publicly held companies, have become common in Canada and generally accepted as an effective means of helping to protect the interests of shareholders. The absence of such a plan can be a detriment to a Board of Directors in responding to any take-over bid that may be made.

         Recent decisions of the Canadian securities regulatory authorities have held that a target company’s Board will not be permitted to use a shareholder rights plan to prevent a party from making a successful bid, but will only allow a rights plan to remain in place so long as the Board is actively seeking alternatives to that bid and there is a real and substantial possibility that it can increase shareholder choice and maximize shareholder value.

         In recent years, shareholder rights plans have proven effective in allowing a target company’s Board of Directors to gain time to seek alternatives to enhance shareholder value when faced with a bid which is considered inadequate, unfair or coercive and to minimize the risk of self dealing or appropriation of value by a significant shareholder.

Operation of the Rights Plan

         The following is a general summary of certain of the terms and conditions of the Rights Plan. Shareholders are encouraged to review the more detailed summaries of the Rights Plan previously disseminated by the Company and the specific terms and conditions of the Rights Plan Agreement, a copy of which is available upon request from the Company.

         Under the Rights Plan, as of the close of business on November 12, 1999, one “Right” was issued, without charge, and attached to each Common Share then outstanding and to each Common Share subsequently issued. Eight trading days after a person becomes an “Acquiring Person”, each of the Rights, other than those held by the Acquiring Person, will entitle the holders to purchase Common Shares from the Company with a value (based on the then prevailing market price) equal to two times the Exercise Price. The initial Exercise Price under the Rights Plan was $60.00 (Cdn.). Effectively, this allows the holders other than the Acquiring Person to purchase additional shares at a 50% discount to market. The Exercise Price, the number and kind of securities subject to purchase upon exercise of Rights and the number of Rights outstanding is subject to customary anti-dilution adjustments from time to time.

         A person will become an “Acquiring Person” upon acquiring beneficial ownership of 20% or more of the outstanding Voting Shares of the Company. However, a person will not become an Acquiring Person if they exceed this 20% threshold as a result of a “Permitted Bid”, a “Voting Share Reduction”, an “Exempt Acquisition” or a “Pro Rata Acquisition”. These latter exceptions contemplate that the 20% threshold may be exceeded as a result of such things as a reduction in the total number of outstanding shares, a stock dividend or distribution, certain rights offerings, or the conversion or exchange of other securities, among other things.

         The Rights trade together with the Common Shares of the Company and are not separable nor are they exercisable until the “Separation Time”, being the close of business on the eighth trading day following the earlier of (i) the date of the first public announcement that a person has become a Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intention of any person to commence a take-over bid (other than a Permitted Bid) which, if successfully completed, would result in such person becoming an Acquiring Person. The Rights will not separate and be exercisable if, prior to that time the take-over bid expires or is cancelled, terminated or otherwise withdrawn, or if the Board waives the application of the Rights Plan.

         Under the terms of the Rights Plan, a Permitted Bid is a formal bid made by way of a take-over bid circular where the offer is open for acceptance by all shareholders for a minimum of 60 days and also contains an irrevocable condition that if more than 50% of the Common Shares not beneficially owned by the offeror and certain related parties are deposited under the bid, the bid will be extended for at least 10 business days on the same terms. A “Permitted Bid” may be made and taken directly to the shareholders of the Company without triggering the Rights Plan, regardless of the acceptability of the bid to the Board.

         Through the operation of the Rights Plan, a person or group that seeks to acquire more than 20% of the outstanding shares of the Company will likely find it impractical to do so because the Rights Plan will substantially dilute their holdings unless they proceed by way of a Permitted Bid or approach the Board with a view toward negotiating an acceptable offer and the waiver of the Rights Plan. The Permitted Bid provisions of the Rights Plan are designed to make it more likely that, in any take-over bid, the Board is given adequate time to properly assess the bid and whether it should pursue other value enhancing alternatives and that shareholders are treated equally and are more likely receive the maximum available value for their investment.

Reconfirmation

         The reconfirmation of the Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over bid or to secure continuance of current management or the directors in office or to deter fair offers for the Common Shares of the Company. Further, the reconfirmation of the Rights Plan does not in any way lessen the fiduciary duties of the Board to give due and proper consideration to any offer (whether or not it is a Permitted Bid) that may be made, and exercise its discretion whether to waive the application of the Rights Plan to an offer or to redeem the Rights, and to act honestly, in good faith and with a view to the best interests of the Company and all of its shareholders.

         At the Meeting, shareholders will be asked to consider, and if thought fit, to pass an ordinary resolution to approve and reconfirm the Rights Plan. To be effective this resolution must be approved by a majority of greater than 50% of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at the Meeting.

         The Board of Directors of the Company recommends shareholders vote in favour of the reconfirmation of the Rights Plan.

EXECUTIVE COMPENSATION

         The following table is a summary of compensation during the Company’s last three financial years of the Company’s Chief Executive Officer and the next most highly compensated executive officers of the Company whose total salary and bonus was in excess of $100,000 (collectively, the “Named Executive Officers”).

Summary Compensation Table

			Annual Compensation			Long Term Compensation

						Awards		Payouts

						Securities	Restricted
					Other	Under	Shares
Name and					Annual	Options/	Or		All Other
Principal					Compen-	SARs	Share	LTIP	Compen-
Position	Year		Salary	Bonus	sation	Granted	units	Payouts	sation

			$	$	$(1)	(#)	($)	($)(4)	($)

R.K. Bakshi	2002		270,000	97,155	9,596	37,500 (5)	Nil	Nil	Nil

Chief Executive	2001		250,000	165,000	8,012	37,500 (5)	Nil	Nil	Nil

Officer	2000		225,000	125,000	2,013	Nil	Nil	Nil	Nil

T. Gill	2002		185,000	51,816	Nil	11,250 (6)	Nil	693,750	Nil

Chief Operating	2001		156,000	106,188	Nil	11,250 (6)	Nil	Nil	Nil

Officer	2000		156,000	75,000	Nil	Nil	Nil	Nil	Nil

M.K. Longinotti	2002		155,000	34,544	Nil	Nil	Nil	Nil	Nil

Chief Financial	2001	(2)	116,667	38,750	Nil	75,000 (5)	Nil	Nil	Nil

Officer

NOTES

(1)	The amounts in this column relate to automobile allowances. Other than automobile allowances, the value of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2)	Mr. Longinotti became a Named Executive Officer effective October 3, 2000. This figure represents Mr. Longinotti’s salary for the 9 months from October 3, 2000 to July 31, 2001.

(3)	“SARs” means share appreciation rights.

(4)	“LTIP” means long term incentive plan.

(5)	Represents Stock options under the Company’s Long Term Share Compensation Plan which may only be settled with Shares previously repurchased and held by the Company.

(6)	Represents SARs which may only be settled in cash or with Shares previously repurchased and held by the Company, at the option of the employee.

Long Term Share Compensation Plan

         Pursuant to the Company’s Long Term Share Compensation Plan (the “LT Plan”), the Board is authorized, in its discretion, to grant options to purchase Common Shares, Stock Appreciation Rights (SARs) and other Awards (as defined in the Plan) to directors, officers and employees of the Company and its subsidiaries.

         Options, SARs and other Awards granted under the LT Plan are not transferable by the holder other than by will or the laws of descent and distribution, and each Award is exercisable during the lifetime of and only by such holder. The exercise price of all options and the base price of all SARs granted under the LT Plan is determined in accordance with guidelines of The Toronto Stock Exchange and reflect the fair market value of the Common Shares preceding the grant of the such Award.

         The following table provides information concerning stock options exercised by the Named Executive Officers during the financial year ended July 31, 2002 and the value of unexercised stock options and SARs held by the Named Executive Officers as of July 31, 2002:

Option/SAR Grants During The Most Recently Completed Financial Year

				Market Value
		% of Total		of Securities
		Options/SARs		Underlying
	Securities	Granted to		Options/SARs
	Under Options/	Employees in	Exercise or	on the Date	Expiration
Name	SARs Granted	Financial Year	Base Price	of Grant	Date

	(#)		($/Security)	($/Security)

R.K. Bakshi	37,500 (1)	31%	12.25	12.10	10/12/06

Chief Executive Officer

T. Gill	11,250 (2)	9%	12.25	12.10	10/12/06

Chief Operating Officer

M.K Longinotti	—	0%	—	—	—

Chief Financial Officer

Notes:

(1)	Stock options which may only be settled with Shares previously repurchased and held by the Company.

(2)	SARs which may only be settled in cash or with Shares previously repurchased and held by the Company, at the option of the employee.

Aggregated Option and SAR Exercises During the Most Recently
Completed Financial Year
and Financial Year Option/SAR Values

					Value of
					Unexercised
			Unexercised		In-The-Money(1)
	Securities		Options		Options
	Acquired	Aggregate	at July 31, 2002(#)		At July 31, 2002
	on	Value
Name	Exercise(#)	Realized	Exercisable	Unexerciseable	Exercisable	Unexerciseable

R.K. (Rob) Bakshi	—	—	262,500	62,500	$1,840,500	Nil

Tom Gill	75,000	693,750	3,750	18,750	$4,688	$9,375

M.K. Longinotti	—	—	50,000	25,000	$62,500	$31,250

NOTES

“In-The-Money” means the excess of the market value of the Common Shares on July 31, 2001 (namely $9.25 per Share) over the exercise price of such option.

The following table summarizes the Options and SARs outstanding under the Company’s LT Plan as at October 15, 2002:

Outstanding Stock Options and SARs

	Number of	Exercise Price	Expiry Date
Class of Optionee	Common Shares	Per Share	of Options

Executive officers, as a group (3 Persons)	471,250	$1.36 - $12.25	April 4, 2003 –

			October 7, 2007

Directors who are not also executive			July 20, 2003 –

officers, as a group (6 Persons)	215,000	$4.79 - $12.25	October 7, 2007

Other employees of the Company or its			January 4, 2004 –

subsidiaries, as a group (11 Persons)	156,166	$1.36 - $11.65	October 7, 2007

Termination of Employment, Changes in Responsibility and Employment Contracts

As at July 31, 2002, none of the Named Executive Officers had any formal, written employment contracts with the Company or its subsidiaries.

The Company has no compensatory plan or arrangement in respect of which compensation received or that may be received by the Named Executive Officers in the event of termination of employment (resignation, retirement, or change of control) or in the event of a change in responsibilities following a change in control.

Management Contracts

         There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof.

Compensation of Directors

         During Fiscal 2002, the Company paid each director a retainer of $12,000 per year and $500 per meeting. In addition, the Chairman of any committee was paid an additional retainer of $2,000 per year.

         Except for Directors participation in the LT Plan, the Company had no other arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

         During the Company’s most recently completed financial year, the Company has not incurred any expenses for management or consulting services rendered by any director of the Company or any company controlled by a director of the Company.

         During Fiscal 2002, the following options to purchase securities were granted to directors of the Company:

		% of Total		Market Value of
		Options/SARs		Securities
	Securities Under	Granted to		Underlying
	Options/SARs	Employees in	Exercise or Base	Options/SARs on
Name	Granted	Financial Year	Price	the Date of Grant	Expiration Date

	(#) (1)		($/Security)	($/Security)

Adrian Ryans	25,000	20%	11.65	11.65	12/10/06

Robert Phillips	25,000	20%	11.65	11.65	12/10/06

John Zaozirny	10,000	8%	12.25	12.10	10/12/06

Herb Pinder	10,000	8%	12.25	12.10	10/12/06

(1)	Stock options and SARs may only be settled with Shares previously repurchased and held by the Company.

Remuneration of Management and Others

         During the Company’s most recently completed financial year the aggregate direct remuneration paid or payable by the Company and its subsidiaries to its directors and named Executive Officers was $890,485.

         The Company does not have any pension, deferred compensation or similar plans. The Company has not paid and does not propose to pay any pension benefits under any normal pension plan or in the event of retirement at a normal retirement age. Beginning January 1, 2001, the Company instituted a matching program for the Company’s sponsored RSP Plan. Under this Plan, the Company pays to the employee’s account under the Plan, in January of each year, an amount equivalent to $1.00 for each dollar contributed by the employee under the Plan up to a maximum of 3% of the employees base salary (4% after two years of participation in the Plan). Named Executive Officers are eligible to participate in the RSP Plan.

Report on Executive Compensation

         This report on executive compensation has been prepared by the Governance and Compensation Committee (the “Committee”) of the Board.

         The Committee is charged with reviewing and monitoring the long-range compensation strategy for the senior management of the Company. As part of its mandate, the Committee provides compensation recommendations to the Board for its review and approval for the President and Chief Executive Officer. The Committee monitors the compensation of the Chief Operating Officer and the Chief Financial Officer. In addition, the Committee reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

         The Company’s Human Resource department tracks and also retains independent compensation consultants for professional advice and as a source of competitive market information on compensation levels for the Company’s executives.

Philosophy and Objectives

         The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

         In compensating its senior management, the Company has employed a combination of base salary, cash incentive or bonus compensation and equity participation through its LT Plan.

Base Salary

         In the Committee’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on companies earning comparable revenues in a similar industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Cash Incentive Compensation

         The Company’s primary objective is to aim to achieve certain minimum pre-determined Company wide revenue and profit targets and the completion of annually established personal goals. The Committee has set the executive’s compensation such that between approximately 34% and 45% of the total annual expected cash compensation is incentive compensation, and 75% of the incentive compensation is dependent upon meeting the annual revenue and profit objectives. In Fiscal 2002, the lower range of the established revenue target was met and the established profit target was not met and therefore an appropriate reduction of the cash incentive compensation was made for each of our senior executives.

Equity Participation

         The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished, in part, under the Company’s LT Plan. Options, SARs or other Awards are granted to senior executives taking into account a number of factors, including the amount and term of options or SARs previously granted, base salary and bonus arrangements and competitive factors. Options and SARs are generally granted to senior executives which vest over a three to four year period.

         Historically, the compensation of the Company’s senior management favoured equity participation by way of stock options. With the adoption of its LT Plan, the Company has also begun to grant share and cash settled SARs. As the Company’s business has developed and its cash flow improved, the Company has increased the cash and incentive compensation component for its senior management, while maintaining a significant equity component. Given the dynamic and evolving nature of the Company’s business, the Committee is continuing to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

         The compensation of the Chief Executive Officer is recommended annually by the Compensation Committee and approved by the Board of Directors. Base cash compensation and variable cash compensation levels are based on market survey data provided to the Committee by independent consultants. For Fiscal 2002, the survey data for public technology and manufacturing companies of similar size in terms of revenue, numbers of employees and scope of international operations indicated typical compensation of:

Base salary	$270,000

Cash Incentive compensation	50% to 100% of base pay

Stock options	2 to 3 times salary (# of options multiplied by exercise price)

         The base salary compensation of the Chief Executive Officer was equal to the mid-point of the comparative group.

         In Fiscal 2002 target cash incentive compensation was $225,000 for the Chief Executive Officer. 75 percent of variable cash compensation is dependent upon the Company achieving annual revenue and net income goals and 25 percent is dependent on the Chief Executive Officer achieving annual individual performance goals. Cash incentive compensation earned was $97,155.

         Annually, the Compensation Committee reviews and recommends to the Board grants of stock options and SARs. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the Chief Executive Officer with the interests of shareholders. In Fiscal 2002, options to purchase additional 37,500 common shares were granted to the Chief Executive Officer.

         Submitted on behalf of the Governance and Compensation Committee:

Herb Pinder, Chairman

Robert Phillips

John Zaozirny

Five Year Total Shareholder Return Comparison

         The following graph compares the percentage change in the value of $100 invested in Common Shares of the Company with $100 invested in the TSE 300 Total Return Index from July 31, 1997 to July 31, 2002.

	7/31/1997	7/31/1998	7/31/1999	7/31/1900	7/31/2001	7/31/2002

TSE 300	100	101	103	153	113	97

NASDAQ 100 (NDX)	100	124	205	326	152	94

Silent Witness Shares	100	343	770	419	579	500

Notes: The TSE 300 Index is a total index return, including reinvestment of dividends.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         This Statement of Corporate Governance Practices has been prepared by the Governance and Compensation Committee of the Board and approved by the Board.

General

         The Toronto Stock Exchange (the “TSX”) has approved a series of guidelines (the “TSX Guidelines”) for effective corporate governance of companies listed on the TSX. The guidelines deal with matters such as the constitution and independence of corporate boards, the functions to be performed by board members and their committees and the effectiveness and education of board members. The TSX requires each listed company to annually disclose its approach to corporate governance with reference to the TSX Guidelines. In addition, the Governance and Compensation Committee is cognisant of and has reviewed other governance initiatives and recommendations including proposed revisions to the TSX Guidelines and developments in the United States and Canada. The Company’s current approach to corporate governance is set out below.

         In this Statement, the term “unrelated director” has the meaning given to it in the TSE Guidelines, namely, a director who is independent from management or free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests arising from shareholding. As well, the term “independent director” means an unrelated director who is free from any interests in or relationships with any significant shareholder of the Company or any affiliate of a “significant shareholder” (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation).

Mandate of the Board

         The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The functions and composition of the Board has changed to meet the Company’s changing circumstances as it has grown and its business developed. To date, given the nature of the Company’s business and the close relationship between the directors and management, the Board has not found it necessary to formalize its mandate and policies. During Fiscal 2000, Management completed and the Board reviewed and approved the formal Strategic Plan of the Company. The Strategic Plan was reviewed in detail by the Board in Fiscal 2001 and Fiscal 2002 and the basic strategies were reaffirmed.

         During Fiscal 2002 there were six meetings of the Board. The frequency of meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and the opportunities or risks which the Company faces.

         In carrying out its mandate, the Board relies primarily on management and its employees to provide it with regular detailed reports on the operations of the Company and its financial position.

         The President and Chief Executive Officer of the Company is on the Board and provides the Board with direct access to information concerning the business, operations and management of the Company. Other management personnel are also regularly asked to attend Board meetings so as to provide information, answer questions and receive the direction of the Board. The reports and information provided to the Board enables it to monitor and manage the risks associated with the Company’s operations and its compliance with legal and safety requirements, environmental issues and the financial position and liquidity of the Company.

Constitution of the Board

         The TSX Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as “unrelated directors”. The TSX Guidelines also recommend that the Board should also include a number of independent directors which fairly reflects the investment in the Company by shareholders other than any significant shareholders.

         The directors have examined the relevant definitions in the TSE Guidelines and have considered their respective interests and relationships in and with the Company. Mr. Zaozirny is counsel with McCarthy Tétrault LLP, a firm which provides legal services to the Company. Mr. Zaozirny himself provides no legal services to the Company nor does he have supervisory responsibility over the services provided. Consequently, the Board has determined that this relationship does not interfere with his ability to act with a view to the best interests of the Company and that Mr. Zaozirny should be considered an unrelated director. As a consequence the Board has determined that of its seven current directors, only Mr. Bakshi is a “related” director, and the remaining directors are “unrelated” directors. Similarly, of the seven persons intended to be nominated by management of the Company as directors, only one (Mr. Bakshi) will be a “related” director and the rest will be “unrelated” directors. Accordingly, the Board is constituted with a majority of individuals who qualify as “unrelated directors” within the meaning of the TSX Guidelines.

Proportionate Representation

         The Company does not have a controlling or significant shareholder.

         The Board is considering its size and composition so as to ensure that it is appropriate and effective for carrying out its responsibilities. The Board may consider adding one or more additional directors if suitable candidates can be found who may bring additional experience or knowledge to the Board.

Independence from Management

         The Board historically has not had a Chair independent of management. Mr. Bakshi, the President and Chief Executive Officer of the Company, has acted as Chairman of meetings of the

Board. In light of the number of unrelated directors on the Board, the Board has determined that it is not necessary for the Company to have a Chair independent of management. The Board has functioned and is of the view that it can continue to function independently of management as required.

Board Committees

         The Board currently has two standing committees: the Audit Committee, and the Governance and Compensation Committee. The Company does not have an Executive Committee.

Audit Committee

         The members of the Audit Committee are Professor David Shaw (Chairman), Mr. Paul Mirabelle and Mr. Adrian Ryans (each of whom is an “unrelated” director). Each of the members of the Audit Committee consider that they are financially literate and capable of reading and understanding financial statements and all of the members of the Committee has accounting or related financial expertise. The Board has adopted a formal written charter for the Audit Committee under which that committee is responsible for, among other things, reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Committee also reviews quarterly financial statements and makes enquiries of management regarding the financial information and managements’ discussion and analysis prior to public release. Twice during the fiscal year ended July 31, 2002 the Audit Committee met privately with the external auditors. In addition, that committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board and is available for consultation by management or the Auditors of the Company. In Fiscal 2000, the Board requested that the Audit Committee also oversee certain ongoing litigation initiated by certain former officers of the Company against the Company and its President and Chief Executive Officer. The Audit Committee met six times during the fiscal year ended July 31, 2002.

Governance and Compensation Committee

         In Fiscal 2002 the Governance and Compensation Committee of the Board was composed of Messrs. Herb Pinder (Chairman), Robert Phillips and John Zaozirny, each of whom is an “unrelated” director. The Board has adopted a written mandate for this committee under which it is responsible for, among other things, making recommendations to the Board with respect to developments in the area of corporate governance, the practices of the Board, appropriate candidates for nomination to the Board, and for evaluating the performance of the Board. This Committee is also responsible for compensation matters concerning the senior officers of the Company. The committee held three meetings in Fiscal 2002.

Decisions Requiring Board Approval

         Given the size of the Company and the nature of its business, there has been a close working relationship between the Board and management of the Company. Given this, the Board has not found it necessary to formally prescribe limitations on the authority of its senior management.

         Changes in officers are to be approved by the Board including changes in officers of the Company’s subsidiaries.

Other Governance Issues

         The Company considers its orientation and education program for new directors to be an important element of ensuring responsible corporate governance. In addition to extensive discussions with existing directors and the President and Chief Executive Officer with respect to the business and the operations of the Company, new directors receive a boardbook which includes current product information, record of historical public information on the Company together with the mandates and prior minutes of the applicable Board and committees of the Board. In addition, meetings with the directors are regularly held at the Company’s head office in order to assist the directors in better understanding the Company’s operations.

         In certain circumstances it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Governance and Compensation Committee.

         During Fiscal 2001, the Company formally adopted a Code of Conduct, which is annually communicated to each existing and new employee in the Company.

Investor Relations

         Senior management of the Company receives and responds to shareholder enquiries. Shareholder enquiries and concerns are dealt with promptly by senior management of the Company. The Company has also retained an external advisor to assist with its investor relations activities. To date the Board has not needed to take an active role in responding to shareholder enquiries and concerns.

INDEBTEDNESS OF DIRECTORS,
EXECUTIVE OFFICERS AND SENIOR OFFICERS

         No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined under applicable securities laws) or which was entirely repaid before the date hereof.

         None of the persons described above, nor any other officer or employee or former officer, director or employee of the Company or any of its subsidiaries has been indebted to the Company or otherwise incurred indebtedness described above in connection with the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         Other than as set out in this Information Circular, none of the directors or senior officers of the Company, no proposed management nominee for election as a director of the Company, no person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, Common Shares carrying more that 10% of the voting rights attached to all outstanding Common Shares, and no other insider of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which has materially affected or will or would materially affect the Company or any of its subsidiaries.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

         Other than the election of directors, none of the directors or senior officers of the Company, no management nominee for election as director of the Company, none of the persons who have been directors or senior officers of the Company since the beginning of the Company’s last financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         The authorized capital of the Company consists of 110,000,000 shares divided into 100,000,000 Common Shares and 10,000,000 Preference shares without par value.

         As at October 15, 2002, 8,012,441 Common Shares and no Preference shares are outstanding. Each Common Share carries the right to one vote per share at the Meeting (other than the 505,500 Common Shares which were previously repurchased and are being held by the Company and, by law, cannot be voted at the Meeting) . Holders of Common Shares of record at the close of business on November 4, 2002 will be entitled to vote at the Meeting.

         To the knowledge of the directors and senior officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10 per cent of the voting rights attached to any class of voting securities of the Company.

NORMAL COURSE ISSUER BID

         On July 24, 2002, the Company announced its intention to make a normal course issuer bid. Pursuant to the normal course issuer bid, the Company may acquire up to 300,000 Shares, being approximately 3.7% of the issued and outstanding Common Shares, until the expiry of the bid on July 23, 2003.

         The Company commenced the normal course issuer bid because of its belief that its Common Shares are undervalued and that the purchase of Common Shares may represent an opportunity to provide capital appreciation and market stability for the benefit of shareholders and to potentially offset the dilutive effects of its share incentive arrangements or other share issuances.

         Purchases under the normal course issuer bid must be effected through the facilities of The Toronto Stock Exchange, in accordance with its by-laws and rules, and the price which the Company may pay for any Shares acquired by it must be the market price of such shares at the time of acquisition.

         As of October 15, 2002, the Company has purchased 140,000 Common Shares under this normal course issuer bid at an average price of $5.63 per Common Share.

         Copies of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Company may be obtained, without charge, by contacting the Company.

         As of October 15, 2002, the Company has purchased and currently holds 505,500 Shares pursuant to the current and prior normal course issuer bids.

GENERAL VOTING AND PROXY INFORMATION

Voting at the Meeting

         Shareholders as of the close of business on November 4, 2002 are entitled to vote at the Meeting. A shareholder is entitled to one vote for each Common Share held as of that date.

         The matters to be submitted at the Meeting may only be voted on if a quorum is present. A quorum is two shareholders present in person or by proxy and holding at least 10% of the outstanding Common Shares of the Company.

         A shareholder may vote at the Meeting by attending in person or appointing a proxyholder to attend and vote on their behalf.

         The procedures a shareholder must follow in order to vote in person or by proxy will depend on whether they are a registered or a non-registered shareholder. A registered shareholder is a person who does not hold their Common shares through and in the name of a broker, dealer, bank, depository or other nominee.

Non-Registered Shareholders

         A non-registered shareholder will receive the Company’s Information Circular and related proxy materials from the broker, dealer, bank or other depository or other nominee holding their Common Shares. These materials will include either a form of proxy that has been pre-stamped with the name of the nominee holding the Common Shares and the number of Shares held or a separate Proxy Authorization or Voting Instruction Form.

         Every nominee has its own procedures for completing and returning these forms in order for the vote of a non-registered shareholder to be submitted and recorded at the Meeting. Those instructions will also specify how a non-registered shareholder may complete those documents so that the shareholder may attend (or appoint someone else to attend on their behalf) and vote in person at the Meeting and how to revoke or change their vote. A non-registered shareholder receiving these materials should complete and return them in accordance with the specific instructions provided by their broker, dealer, bank, depository or other nominee.

Registered Shareholders

         Registered shareholders may attend and vote in person at the Meeting or appoint a proxyholder to attend on their behalf. A registered shareholder who intends to vote in person need not submit a proxy, although it is recommended that they do so in the event they are unable to attend on the day of the Meeting.

         A registered shareholder wishing to appoint a proxyholder to attend the Meeting on their behalf should follow the instructions below and on the reverse side of the enclosed form of proxy.

Appointment of Proxyholder

         The persons named as proxyholders in the accompanying form of proxy are directors or senior officers of the Company. A shareholder has the right to appoint those persons or any other person as a proxyholder to attend and vote on his or her behalf at the Meeting by completing the form of proxy provided with this Information Circular.

         A shareholder of the Company has the right to appoint a person to attend and act for and on behalf of the shareholder at the Meeting other than the persons named in the accompanying form of proxy. If a shareholder does not want to appoint either person so named, the shareholder should strike out the names of the persons so indicated and insert in the blank space provided the name of the person whom the shareholder wishes to appoint as proxyholder. A proxyholder need not be a shareholder of the Company.

Voting of Shares Represented by Proxy

         The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll that may be called for in respect of any of the matters identified in the proxy. Where a choice with respect to any matter to be acted upon has been specified in a proxy, the Shares represented by the proxy will be voted in accordance with such instructions.

         If no choice is specified by a shareholder in a proxy with respect to any of the matters identified therein and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the Shares represented by the proxy will be voted “For” each of the matters described in the proxy.

Revocation of Proxy

         A shareholder who has given a proxy may revoke it by (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as the enclosed form of proxy is to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation shall have effect only in respect of those matters upon which a vote shall not already have been cast pursuant to authority conferred by the proxy.

Amendments, Variations and Other Matters

         The enclosed form of proxy confers discretionary authority upon the proxyholder named with respect to amendments or variations to the matters identified in the Notice of Annual Meeting and other matters which may properly come before the Meeting. Management of the Company is not currently aware of any such amendments, variations or other matters to be presented for action at the Meeting. In the event that any other matter comes before the Meeting, absent instructions to the contrary, the persons named in the proxy are authorized to vote in accordance with their judgement on such matter.

Validity of Proxy

         A proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. In the case of a corporation that is a shareholder, a proxy will not be valid unless it is executed under its corporate seal or by any duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder or by an officer or attorney for a corporate shareholder and not under its corporate seal, the instrument (or a notarial copy thereof) empowering the attorney or officer, as the case may be, should accompany the proxy.

         A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

         In order to be valid and effective, a proxy must be deposited with and received by ComputerShare Trust Company of Canada. at its office at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (facsimile: 604-683-3694) no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

         All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or other intermediary.

APPROVAL OF CIRCULAR

         The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

         DATED at Surrey, British Columbia as of this 4th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

“R.K. (Rob) Bakshi"

R.K. (Rob) Bakshi President, Chairman and Chief Executive Officer

SILENT WITNESS ENTERPRISES LTD.
ANNUAL AND SPECIAL GENERAL MEETING
PROXY

The undersigned shareholder of SILENT WITNESS ENTERPRISES LTD. (the “Company”) hereby nominates, constitutes and appoints R.K. (Rob) Bakshi, President and Chief Executive Officer of the Company, or, failing him, Michael K. Longinotti, Chief Financial Officer and Corporate Secretary of the Company, or failing them, of

(Name of Proxyholder)		(Address)
as proxyholder of the undersigned, with full power of substitution, to attend the Annual and Special General Meeting of the Company to be held on December 9, 2002 and any adjournment thereof (the “Meeting”), with authority to act and vote thereat for and on behalf of the undersigned. The undersigned hereby directs the proxyholder to vote the Common Shares of the Company registered in the name of the undersigned in respect of the matters indicated below as follows:

	VOTE	WITHHOLD
Election of Directors	FOR:	VOTE:
To elect as a director of the Company:

R.K. (Rob) Bakshi	[ ]	[ ]

Paul Mirabelle	[ ]	[ ]

Robert Phillips	[ ]	[ ]

Herb Pinder	[ ]	[ ]

Adrian Ryans	[ ]	[ ]

David Shaw	[ ]	[ ]

John Zaozirny	[ ]	[ ]

	VOTE	WITHHOLD
Auditors	FOR:	VOTE:
To appoint KPMG LLP, Chartered Accountants, as Auditor for the Company and to authorize the directors to fix the Auditor’s remuneration	[ ]	[ ]

	VOTE	WITHHOLD
	FOR:	VOTE:
Approve and reconfirm the Company’s Shareholder Rights Plan	[ ]	[ ]

Affix Label Here Name of Shareholder Address of Shareholder Number of Shares

Signed this	day of	, 2002.

Signature of Shareholder

Name of Shareholder (Please print clearly as registered)

Number of Shares

(See “General” in the Information Circular for further information regarding proxies for use at the Meeting)

SILENT WITNESS ENTERPRISES LTD.

ANNUAL AND SPECIAL GENERAL MEETING

DECEMBER 9, 2002

INSTRUCTIONS

(1)	This proxy is solicited by management of SILENT WITNESS ENTERPRISES LTD. for use at the Annual and Special General Meeting of shareholders of the Company to be held December 9, 2002 and any adjournment thereof (the “Meeting”). Please refer to the Information Circular (the “Information Circular”) accompanying this proxy for further information.

(2)	If you are not able to be personally present at the Annual General Meeting, please date and sign this proxy on the reverse and return it in the envelope provided to ComputerShare Trust Company of Canada, Attention: Proxy Department, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 (or by facsimile: 604-683-3694). In order to be valid, instruments appointing a proxyholder must be deposited with ComputerShare Trust Company of Canada no later than 48 hours (excluding Saturdays, Sundays or holidays) before the time of the Meeting or any adjournment thereof (namely, 11:00 a.m. (Pacific time) on December 6, 2002).

(3)	The Shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot. If the shareholder specifies a choice with respect to any matter, such Shares will be voted accordingly. If no choice is specified with respect to a matter identified in the proxy and one of the persons named in this proxy is appointed as proxyholder, the Shares represented by this proxy will be voted “FOR” each of the matters identified in the proxy.

(4)	Except as otherwise set out above, the authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of: (i) each matter set out for which no voting choice is indicated, (ii) any amendments to or variation in any of the matters listed, and (iii) other matters which may properly come before the Meeting.

(5)	A shareholder has the right to appoint a person as proxyholder other than the persons designated in this proxy and may do so by striking out the names of the persons designated and inserting in the blank space provided the name and address of the person whom the shareholder wishes to appoint.

(6)	If this proxy is not dated in the space provided for, authority is hereby given to the named proxyholder to date this proxy on the date on which it was mailed by the Company. If the number of Shares is not indicated in the space provided, all of the Shares registered in the name of the undersigned will be voted as provided for.

(7)	Notwithstanding the foregoing, a shareholder who has received this proxy from their broker, dealer, bank, depository or other nominee which holds their Shares, this proxy and any other proxy authorization form or voting instruction form should be completed, signed and returned in accordance with the instructions of that nominee.

SILENT WITNESS ENTERPRISES LTD.

Supplemental Mailing List and
Request for Interim Financial Statements

TO: Security Holders of SILENT WITNESS ENTERPRISES LTD. (the “Company”)

         National Instrument 45-102 “Interim Financial Statement and Report Exemption” adopted by the Canadian Securities Administrators permits registered and non-registered security holders with the opportunity to request annually to have their names added to the Company’s Supplemental Mailing List in order to receive interim financial statements and other selected shareholder communications at not cost to the security holder.

         If you wish to have your name added to the Company’s Supplemental Mailing List for these purposes, please complete, sign and mail this form to ComputerShare Trust Company of Canada, Stock Transfer Department, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (facsimile: 604-683-3694).

         By your signature below, you certify that you are a security holder of the Company.

Name of Security Holder

Address (including postal code) of Security Holder

Signature of Security Holder or, if the Security Holder is a company, signature of authorized signatory Electronic Mail Address

Date